UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Praxair Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 30, 2008

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of

The Praxair Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Praxair Retirement Savings Plan (the “Plan”) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Stamford, Connecticut

June 20, 2007

Praxair Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2007 and 2006

	December 31,
	2007	2006
Assets:
Investments, at fair value (Note 5)	$1,099,846,020	$937,041,018
Loans to participants	22,065,681	22,327,236

Total Investments	1,121,911,701	959,368,254
Contributions receivable:
Participants	152,985	183,537
Employer	65,312	55,538

Total Receivables	218,297	239,075
Total Assets	1,122,129,998	959,607,329

Liabilities:
Accrued expenses	244,511	97,406
Contribution payable	—	26,965

Total Liabilities	244,511	124,371

Net Assets Available for Benefits at Fair Value	1,121,885,487	959,482,958

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	1,919,075	2,563,035

Net Assets Available for Benefits	$1,123,804,562	$962,045,993

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to Net Assets
Contributions:
Participants	$34,482,641
Employer	14,561,696
Rollovers from other plans (Note 2)	2,519,510

51,563,847

Investment income:
Net appreciation in fair value of investments (Note 5)	156,477,794
Interest and dividends	43,781,085
Interest on participant loans	1,266,609

201,525,488

Total Additions to Net Assets	253,089,335

Deductions from Net Assets
Benefit payments to participants	90,647,155
Administrative expenses	452,401

Total Deductions from Net Assets	91,099,556

Increase in Net Assets	161,989,779

Transfers from other plans (Note 8)	214,973
Transfers to other plans (Note 8)	(446,183)

Net Assets Available for Benefits
Beginning of year	962,045,993

End of year	$1,123,804,562

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 - Inception of the Plan

Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee and recordkeeper of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis. Highly compensated employees (as defined in the Code) are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax. The Administrator may raise or reduce the contribution limits if it determines that certain contributions will not cause the Plan to fail to meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $15,500 in 2007 and $15,000 in 2006. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. For 2007, the maximum catch-up contribution amount permitted under the Code was $5,000.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of the Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 3% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Praxair Pension Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were Company employees as of April 30, 2002, who elected to be covered under the Traditional Design feature of the Praxair Pension Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan.

Prior to March 31, 2007, Company matching contributions were made to participants’ accounts, in a combination of 50% Company common stock and 50% cash invested according to the participant direction. Effective March 31, 2007, the 50% of Praxair matching contributions that had been made to participants’ accounts in the Praxair Common Stock Fund were in cash and were immediately invested in accordance with the participants’ investment direction.

The Company also makes an annual non-matching contribution on behalf of eligible employees of Praxair Precision Components, Inc. (formerly Treffers Precision, Inc.) who have completed at least one year of service with Praxair Precision Components and are employed by Praxair Precision Components as of the last day of the Plan year for which the contribution is to be made. This contribution is made in cash equal to 2.5% of each eligible participant’s eligible compensation for the relevant Plan year.

Vesting

Participants are fully vested in their Plan account balances at all times.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds

Common Trusts

Praxair Common Stock Fund

Praxair Discounted Stock Fund—eliminated as investment option as of March 30, 2007, see below

Effective in 2007, according to Federal Law, the Plan must allow participants to move any portion of their account invested in the Praxair Common Stock Fund and Praxair Discounted Stock Fund into other investment alternatives available under the Plan, without the imposition of any restrictions that are not also imposed by the Plan on the other available investment options. As a result, the Praxair Discounted Stock Fund was eliminated as a Plan investment option as of March 30, 2007. All existing balances in the Praxair Discounted Stock Fund were transferred to the Praxair Common Stock Fund as of March 30, 2007 and, thereafter, were invested in accordance with each participant’s investment directions.

Prior to March 2007, participant contributions into the Praxair Discounted Stock Fund were limited to payroll deductions. No exchanges into the fund were allowed. Certain other restrictions applied to investments in the Praxair Discounted Stock Fund as defined in the Plan’s provisions. Participants were limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund. The trading limitations imposed on the Praxair Common Stock Fund were eliminated effective March 31, 2007.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund and the Praxair Discounted Stock Fund, has been designated as an Employee Stock Ownership Plan (“ESOP”). This designation as an ESOP has no other effect on benefits under the Plan. The Praxair Discounted Stock Fund was eliminated as an investment option on March 30, 2007.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2007, ranged from 3.00% to 11.50% with various maturity dates through 2037. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination and a segregated account is established. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. Under the Plan’s provisions, there are no forfeitures.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution and

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

health and welfare pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No.157 provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan, although disclosures related to the investments will be expanded.

Payment of Benefits

Benefits are recorded when paid.

Participant’s Account Activity

Participant accounts are credited with participant contributions, contributions from the Company and an allocation of Plan earnings, which is based on participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value, based upon quoted market prices, except for loans to participants carried at outstanding balances, which approximates fair value. However, the Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Risks and Uncertainties

The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note- 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Net assets available for benefits per the financial statements	$1,123,804,562
Adjustments from fair to contract value for fully benefit-responsive contracts	(1,919,075)

Net assets available for benefits per the Form 5500	$1,121,885,487

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Total investment income per the financial statements	$201,525,488
Adjustments from fair to contract value for fully benefit-responsive contracts	(1,919,075)

Total investment income per the Form 5500	$199,606,413

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2007 and 2006, respectively, are noted below:

	2007	2006
Praxair Common Stock Fund	$403,881,134	$279,133,094
Fidelity MIP II Class 3 Fund (contract value - $255,040,448 and $216,325,741, respectively)	253,121,372	213,762,707
Fidelity International Discovery Fund	86,940,702	67,784,361
Spartan U.S. Equity Index Fund	*	52,557,614
Praxair Discounted Common Stock Fund	**	51,125,386

*	Not applicable, investment amount is below five percent
**	The Praxair Discounted Common Stock Fund was eliminated as an investment option on March 30, 2007

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 5% at December 31, 2007 and 2006. The average yield based on interest credited to participants was approximately 4% at December 31, 2007 and 2006.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2007
Praxair Common Stock Fund	$145,047,528
Mutual Funds	5,333,898
Praxair Discounted Common Stock Fund*	3,175,045
Common Trusts	2,921,322

$156,477,794

*	The Praxair Discounted Common Stock Fund was eliminated as an investment option on March 30, 2007

Note 6 – Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 7 – Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Prior to April 1, 2006, Plan participants were charged an annual rate of 0.05%. Effective April 1, 2006 through September 30, 2006, the Administrator enacted a temporary participant fee holiday during which no fees were deducted from participant accounts to pay Plan expenses. Following the participant fee holiday, fees were calculated and deducted monthly from participant accounts at a rate of 0.03% of the participant balance. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. Effective January 1, 2007, the fee deduction from participant accounts increased from 0.03% annually to 0.04% annually.

Note 8 – Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries or affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $214,973 and $446,183, respectively.

Note 9 – Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Note 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Praxair Retirement Savings Plan

EIN: 06-1249050, Plan Number: 334

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair Common Stock Fund	Stock Fund	**	$403,881,134
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	253,121,372
*	Fidelity International Discovery Fund	Mutual Fund	**	86,940,702
*	Fidelity Magellan Fund	Mutual Fund	**	54,799,080
	Spartan U.S. Equity Index Fund	Mutual Fund	**	53,853,768
*	Fidelity Equity Income Fund	Mutual Fund	**	47,442,345
	Columbia Acorn Fund - Class Z	Mutual Fund	**	46,923,512
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	**	38,856,081
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	34,639,172
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	21,356,738
	International Index Fund	Common/Collective Trust	**	17,485,494
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	16,058,733
	Wellington TC Growth Portfolio	Common/Collective Trust	**	13,709,237
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	10,778,582
*	Fidelity Retirement Money Market***		70	70

*	Participant Loans	Rates ranging 3.00% to 11.50%; maturities through 2037	**	22,065,681

	Total investments at fair value			$1,121,911,701

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included
***	Fund is not an investment option

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: June 30, 2008

By:	/s/ James S. Sawyer
James S. Sawyer, Member of the Administration and Investment Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 30, 2008, relating to the financial statements and supplemental schedule of Praxair Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2007.

/s/ BDO Seidman, LLP
New York, New York
June 30, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of Praxair, Inc. of our report dated June 20, 2007 relating to the statement of net assets available at December 31, 2006 of The Praxair Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers, LLP
Stamford, Connecticut
June 30, 2008